UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 31284/ October 10, 2014

In the Matter of

Persimmon Capital Management LP
1777 Sentry Parkway West
Gwynedd Hall, Suite 102
Blue Bell, PA 19422

Northern Lights Fund Trust III
17605 Wright Street
Omaha, NE 68130

(File No. 812-14251)

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM SECTION 15(a) OF THE ACT AND RULE 18f-2
UNDER THE ACT

Persimmon Capital Management LP and Northern Lights Fund Trust III filed an application on
December 16, 2013 and amendments to the application on April 17, 2014 and August 20, 2014,
requesting an order under section 6(c) of the Investment Company Act of 1940 (the "Act")
exempting applicants from section 15(a) of the Act and rule 18f-2 under the Act. The order
permits applicants to enter into and materially amend subadvisory agreements without
shareholder approval.

On August 19, 2014, a notice of the filing of the application was issued (Investment Company
Act Release No. 31218). The notice gave interested persons an opportunity to request a hearing
and stated that an order granting the application would be issued unless a hearing was ordered.
No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that granting the requested exemption is appropriate in the public
interest and consistent with the protection of investors and the purposes fairly intended by the
policy and provisions of the Act.

Accordingly,

IT IS ORDERED, under section 6(c) of the Act, that the relief requested by Persimmon Capital Management LP and Northern Lights Fund Trust III (File No. 812-14251) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary